Exchange Traded Concepts Trust II
2545 South Kelly Avenue, Suite C
Edmond, Oklahoma 73013

June 17, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:  John Grzeskiewicz

Re:
Exchange Traded Concepts Trust II (the “Trust”):  Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A as Filed June 3, 2013 (File Nos. 333-180871 and 811-22700)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Tuesday, June 18, 2013, or as soon as practicable thereafter.

In connection with this request, Foreside Fund Services, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Exchange Traded Concepts Trust II		Foreside Funds Services, LLC

/s/ J. Garrett Stevens		/s/ Mark Fairbanks
By:	J. Garrett Stevens	By:	Mark Fairbanks
Title:	President	Title:	President